Exhibit 99.1

FOR IMMEDIATE RELEASE

MEDIA CONTACTS

Loree Elswick

(704)	731-4236

loree.elswick@piedmontng.com

Piedmont Natural Gas’ Thomas E. Skains to Retire with
Close of Duke Energy Transaction in 2016

Charlotte, N.C., November 6, 2015—Piedmont Natural Gas (NYSE: PNY) Chairman, President and CEO Thomas E. Skains announced today his intent to retire from the company at the time Duke Energy’s acquisition of Piedmont Natural Gas closes. The two companies expect the close will occur during the latter half of 2016.

In announcing his intention to retire, Mr. Skains said, “I am making this personal decision now to help make sure we move forward with the transition and allow the Duke and Piedmont management teams to make important long-term leadership, organizational and integration decisions for the new Piedmont Natural Gas operations subsidiary of Duke Energy.” Skains continued, “I am very excited about all the opportunities this strategic combination offers to our customers and our employees. Lynn Good and I want to ensure this is a smooth transition for our organizations.”

Mr. Skains will continue to lead Piedmont Natural Gas as its Chairman, President and CEO until the transaction is approved and closed.

About Piedmont Natural Gas
Piedmont Natural Gas is an energy services company primarily engaged in the distribution of natural gas to more than 1 million residential, commercial, industrial and power-generation utility customers in portions of North Carolina, South Carolina and Tennessee, including customers served by municipalities that are wholesale customers. Its subsidiaries are invested in joint venture, energy-related businesses, including unregulated retail natural gas marketing, regulated interstate natural gas transportation and storage, and regulated intrastate natural gas transportation businesses. More information about Piedmont Natural Gas is available at www.piedmontng.com.

Additional Information and Where to Find It

This communication does not constitute a solicitation of any vote or approval. The Company intends to file with the SEC and mail to its shareholders a proxy statement in connection with the proposed merger transaction. PIEDMONT NATURAL GAS COMPANY, INC. (PIEDMONT) URGES INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Duke Energy Corporation (Duke), Piedmont and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of Piedmont’s proxy statement (when it becomes available) may be obtained free of charge from Piedmont Natural Gas Company, Inc., Corporate Secretary, 4720 Piedmont Row Drive Charlotte, North Carolina, 28210. Investors and security holders may also read and copy any reports, statements and other information filed by Piedmont with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Piedmont and its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Piedmont’s directors and executive officers is available in its proxy statement filed with the SEC on January 6, 2015 in connection with its 2015 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.

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